SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 22nd December 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of
Ireland
 announces appointment of two non-executive Directors

Bank of Ireland today
announces the appointment of
Mr.
Tom Considine and
Mr. Joe Walsh as non-executive Directors. Both appointments are with effect from 1 st
 January 2009.

Mr.
 Considine is a former Secretary General
of the Department of Finance,
 from which he retired two years ago.
  He was also a member of the board of the Central Bank and Financial Services Authority of Ireland and a member of the National Treasury Management Agency Advisory Committee and of the
Council of the
Economic & Social Research Institute.

Mr.
 Walsh served as Minister for Agriculture from 1992
-2004
having
 previously
served as Minister for Food from 1987.
He retired from the Cabinet in 2004.
  He is currently Chairman of the Irish Horse Board, Horse Sport Ireland, Cork Racecourse Mallow and the Irish Hunger Task Force.

Ends

22
December 2008

Contact:

John Clifford, Group Secretary

                             +
353 1 604 3400
Group Secretary

Dan Loughrey

                              + 353 1 604 3833
Head of Group Corporate Communications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 22nd December 2008